September 19, 2019

Harlan Waksal
Chief Executive Officer
Kadmon Holdings, Inc.
450 East 29th Street
New York, NY 10016

       Re: Kadmon Holdings, Inc.
           Registration Statement on Form S-3
           Filed September 13, 2019
           File No. 333-233766

Dear Dr. Waksal:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave at (202) 551-3601 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Eric Blanchard, Esq.